Exhibit 99.2

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
June 30, 2011

This discussion and analysis is for the three-month and six-month periods ended June 30, 2011, with comparisons to 2010. Unless otherwise noted, all information is current to August 2, 2011, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the unaudited condensed consolidated interim financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “we” or “our”) for the three-month and six-month periods ended June 30, 2011 (the “Financial Statements”) and should be read together with the Financial Statements.

As of January 1, 2011, financial results are prepared and reported in accordance with International Financial Reporting Standards (“IFRS”). As a result, accounting policies, presentation, financial statement captions and terminology used in this discussion and analysis differ from those used in financial reporting in previous years. Further details on the transition to IFRS are included in the Changes in Accounting Policies section beginning on page 19 and in note 15 of the Financial Statements.

The Company uses both IFRS and certain non-IFRS measures to assess performance. This discussion and analysis includes non-IFRS supplementary financial measures of “operating cash cost per ounce”, “total cash cost per ounce”, “operating cash flow before changes in working capital” and “adjusted net income”. These supplementary financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of these supplementary performance measures to IFRS refer to the Supplementary Financial Measures section beginning on page 23.

Additional information, including our Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.

Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009, at our wholly-owned Dolores Mine in Mexico. The Dolores Mine has a well defined mineral deposit with exploration upside and an open pit mine life of more than 16 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit. The addition of a mill and underground development at Dolores are currently being evaluated.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the pre-feasibility stage La Bolsa gold deposit containing over 316,000 ounces of gold and 4.5 million ounces of silver in proven and probable reserves, prospective silver targets at Planchas de Plata and Real Viejo and three highly prospective gold and silver properties, including the La Virginia gold and silver district, all in Sonora, Mexico.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE AMEX (symbol MFN). Minefinders is also included in the S&P/TSX Global Gold Index and Global Mining Index, leading benchmarks for the global gold and mining industry sectors.

Q2 2011 Summary Results

Production

  Gold production of 19,571 ounces and silver production of 1,004,739 ounces.

  Sales of 20,772 ounces of gold and 1,087,732 ounces of silver at an operating cash cost of $460 per gold equivalent ounce.

Financial

  Revenue of $73.1 million.

  Income from operations of $40.9 million.

  Adjusted net income of $26.6 million, or $0.33 per share and net income of $30.5 million, or $0.38 per share.

  Operating cash flow before changes in non-cash working capital of $46.0 million, or $0.57 per share.

  Working capital of $214.9 million at June 30, 2011.

Exploration and Development

  Reported high-grade gold and silver intercepts at the Company’s La Virginia project. Of particular note, hole LV11-36C in the Las Huatas zone recorded gold assays up to two metres averaging 13.0 grams per tonne (“gpt”) of gold with five separate assay intervals exceeding 3.0 gpt of gold. Silver assays up to 1,042 gpt of silver over two metres with five assay intervals exceeding 500 gpt were also recorded. These high-grade intercepts are contained within an overall mineralized interval of 67.0 metres averaging 6.46 gpt gold equivalent ounce (2.33 gpt gold and 247.5 gpt silver) at a gold equivalent ratio of 60 to one silver to gold.

  Reported updated gold and silver mineral reserves and resources for the Dolores Mine. The new gold and silver reserves are current to December 31, 2010, and are sufficient to sustain open pit production for the next 16 years at current throughput rates. The open pit gold and silver reserves base at the Dolores Mine consists of 2.024 million ounces of gold and 114.52 million ounces of silver, or 4.226 million gold equivalent ounces using a silver to gold ratio of 52 to one. The new reserves are contained in 107.64 million tonnes of proven and probable ore having an average grade of 0.58 gpt gold and 33.1 gpt silver and using appropriate dollar value cut-off grades based on assumed metal prices of $1,200 per gold ounce and $23 per silver ounce.
  The total measured and indicated mineral resources used for estimation of the mineral reserves at Dolores incorporate all drilling through the end of 2010. The updated resources are estimated at 2.646 million ounces of gold and 139.5 million ounces of silver contained in 151.9 million tonnes. An additional 326,214 ounces of gold and 16.1 million ounces of silver, contained in 27.6 million tonnes are classified as inferred resources. Complete reserves and resources at various cut off grades for the Dolores Mine are presented in the tables included in the news release dated May 4, 2011.

Management’s Discussion & Analysis	2	Minefinders Corporation Ltd.

Outlook

2011 Forecast

For the 2011 year, Minefinders expects to produce and sell approximately 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver, all sourced from the phase 2 leach pad at the Dolores Mine. Cash operating costs are expected to be between $450 and $500 per gold equivalent ounce sold assuming a 48 to one silver to gold ratio. Actual sales for the six-month period ended June 30, 2011 were 37,763 ounces of gold and 1,971,492 ounces of silver at a cash operating cost of $460 per gold-equivalent ounce.

Operating cash cost per ounce is determined on a sales basis and excludes royalties. See the Supplementary Financial Measures section on page 23 of this discussion and analysis for further discussion of operating cash costs.

The Company initially expected to incur capital expenditures of $39.5 million 2011. This estimate is being revised as the Company expects that an additional $6.0 million will be added to the 2011 capital requirements for Dolores to account for the purchase of three 100 tonne haul trucks and an excavator and an increase in the cost forecast to complete construction of the phase 2 leach pad and the Chabacan dam. The Company has incurred $19.2 million in capital expenditures as of June 30, 2011.

The Company is continuing to assess the addition of a milling operation at the Dolores Mine and the development of the underground resource at Dolores. The Company is also assessing the viability of processing low grade ore through a dump leach operation at Dolores. No significant capital outlays have been budgeted in 2011 for the mill, underground and dump leach as these projects remain subject to positive economic assessments and decisions to proceed. Should these projects progress in the near term, the capital budget for 2011 may be revised.

In June 2010 a tear was identified in the phase 1 leach pad and remediation work began immediately. The damaged area of the liner has been isolated and requires excavation of approximately 2.2 million tonnes to fully expose the area. Excavation of this material is progressing with non-leached material from the phase 1 leach pad being moved to the phase 2 leach pad in order to accelerate metal recovery. Excavation and repair of the phase 1 leach pad liner is estimated to cost approximately $3.5 million, of which $1.7 million has been spent as of June 30, 2011, and is expected to be completed in late 2011.

All production from the Dolores Mine is unhedged. The forecast represents full year estimates and actual production, costs and capital expenditures will vary by quarter.

Dolores Mine

As noted above, based on positive results from an independently prepared draft pre-feasibility study as reported by news release last year (April 8, 2010), Minefinders is conducting a detailed study on the construction of a mill at the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. In advancing the study, additional mill options are being reviewed and evaluated in the context of an updated resource and reserve estimate and other economic considerations.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies conducted in the preparation of the original Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap leach recoveries are 72.3% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

Management’s Discussion & Analysis	3	Minefinders Corporation Ltd.

A drill program is in progress at Dolores to investigate mineralized targets including expansion of the East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground. Results are aggregated and reported by news release as they become available.

La Bolsa Property

Minefinders reported by news release on July 7, 2010, the results of a pre-feasibility study of the economic viability of a mine at the La Bolsa property. The results of the study are positive and the Company has commenced permitting and detailed engineering using a third-party engineering contractor to advance La Bolsa to a construction decision.

Liquidity

At June 30, 2011, the Company had working capital of $214.9 million and long term debt of $30.0 million, consisting entirely of convertible notes maturing in December, 2015. The Company expects to meet its cash requirements, including repayment of $52.1 million principal of convertible notes maturing in December, 2011, to the extent they are not converted to common shares, from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

Summary Financial and Operating Performance

In millions, except ounces, per share amounts, per ounce amounts and average realized prices.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Gold ounces sold	20,772	14,073	37,763	33,757
Silver ounces sold	1,087,732	266,129	1,971,492	526,797
Gold equivalent ounces sold(1)	48,578	18,256	86,276	41,907

Gold ounces produced	19,571	13,783	37,383	32,561
Silver ounces produced	1,004,739	277,147	1,961,499	522,233

Revenue	$73.1	$21.6	$125.4	$48.0
Adjusted net income (loss)	26.6	(0.7)	45.6	(1.2)
Net income	30.5	3.0	32.8	13.9
Net income per share	0.38	0.05	0.41	0.21
Cash flow provided by operating activities(2)	43.7	1.5	74.9	6.5

Total cash cost per gold equivalent ounce sold(2)	497	630	503	637
Total cash cost per gold ounce sold, net of silver credit(2)	(850)	462	(718)	512
Average realized price per gold ounce sold	1,507	1,180	1,454	1,143
Average realized price per silver ounce sold	38.43	18.79	35.76	17.84

Management’s Discussion & Analysis	4	Minefinders Corporation Ltd.

	June 30,	March 31,	December 31,
	2011	2011	2010
Cash, cash equivalents and short term investments	$221.2	$177.6	$166.9
Working capital	214.9	175.8	167.4
Total assets	535.0	485.2	465.6
Long-term debt	30.0	29.7	46.5
Shareholders’ equity	325.4	289.7	283.5

(1)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the second quarter and six-month period of 2011 were estimated using a 39 to 1 and 41 to 1 silver to gold ratio, respectively (2010 – 64 to 1 and 65 to 1 silver to gold ratio, respectively).

(2)	See the Supplementary Financial Measures section on page 23.

Management’s Discussion & Analysis	5	Minefinders Corporation Ltd.

Selected Quarterly Information

The following table presents selected unaudited quarterly operating results for each of the last eight quarters. Selected quarterly financial information for quarters ending December 31, 2009 and September 30, 2009 is reported in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Selected quarterly financial information for quarters subsequent to December 31, 2009 is reported in accordance with IFRS.

In millions, except tonnes, grade, ounces, per ounce amounts and per share amounts.

			IFRS				Canadian GAAP
	June 30,	March 31,	Dec 31,	Sept 30,	June 30,	March 31,	Dec 31,	Sept 30,
	2011	2011	2010	2010	2010	2010	2009	2009
Ore tonnes mined	2,060,024	1,722,427	1,575,242	1,261,412	1,868,877	1,183,221	1,433,644	1,280,402
Strip ratio (waste to ore) (1)	2.26	1.43	1.48	2.13	1.84	3.30	2.37	3.70
Ore tonnes stacked on the pad	1,513,498	1,562,145	1,420,804	1,127,834	1,567,534	1,438,121	1,620,289	1,278,791
Average gold grade per tonne stacked(2)	0.49	0.55	0.60	0.52	0.45	0.37	0.61	0.67
Average silver grade per tonne stacked(2)	40.85	51.01	56.96	52.99	36.01	20.90	18.00	18.07
Gold ounces produced	19,571	17,812	16,102	7,447	13,783	18,778	20,960	18,799
Silver ounces produced	1,004,739	956,760	511,544	184,887	277,147	245,086	296,992	318,878
Gold ounces sold	20,772	16,991	14,150	8,070	14,073	19,684	20,400	19,305
Silver ounces sold	1,087,732	883,760	423,950	202,800	266,129	260,668	293,560	349,248
Revenue	$73.1	$52.3	$31.3	$13.6	$21.6	$26.4	$27.8	24.1
Production costs	22.3	17.8	10.8	8.4	11.2	14.4	14.9	14.5
Income from operations	40.9	25.8	14.3	0.7	2.5	4.0	5.7	1.4
Net income (loss)	30.5	2.3	(6.8)	(11.8)	3.0	10.9	4.3	(0.7)
Cash flow provided by (used in) operating activities(3)	43.7	31.2	9.9	(4.5)	1.5	5.0	4.2	3.2
Operating cash cost per gold equivalent ounce sold(3)	460	472	472	743	597	609	593	587
Total cash cost per gold equivalent ounce sold(3)	497	509	511	779	630	643	625	616

(1)	Excludes capitalized pre-stripping tonnes.
(2)	Grams per tonne
(3)	See the Supplementary Financial Measures section on page 23.

Management’s Discussion & Analysis	6	Minefinders Corporation Ltd.

The Company’s quarterly income from operations and cash flow from operations are largely driven by gold and silver production and associated operating expenses at the Dolores Mine, sales volume and gold and silver prices.

Quarterly gold and silver production is driven primarily by the trailing volume of ore tonnes stacked on the leach pad and the associated gold and silver grades of the ore. Recovery of gold and, more significantly due to substantially longer leach cycles, silver, is also driven by the duration ore remains under leach. The tear identified in the liner of the phase 1 leach pad required termination of leaching on that pad until the repairs are complete. This negatively affected gold and silver production in the third and fourth quarters of 2010. All production for 2011 is sourced from the phase 2 leach pad. Repair of the phase 1 leach pad is expected to be complete by the end of the year.

Crusher Throughput

Crusher throughput in 2011 to date has averaged 1.54 million tonnes per quarter which is expected to continue through the remainder of 2011. Crusher throughput has averaged approximately 1.44 million tonnes per quarter over the last eight quarters. Throughput generally trended below plan from commencement of commercial production through fiscal 2010 due to fabrication issues with one of the three tertiary screens, certain bottlenecks identified in the circuit and, in the third and fourth quarters of 2010, remediation activities on the phase 1 leach pad which restricted pad space on which to stack ore. Repairs on the third tertiary screen were completed in June, 2010, and additional modifications were completed during the 2010 third quarter to eliminate the identified bottlenecks.

Ore Grade

In the Dolores open pit mine, ore grade can vary significantly higher or lower on a bench-by-bench basis. This grade volatility can be mitigated in part over the life of the mine through selective mining of various ore grades across a number of open bench faces. Previously, the Company was somewhat restricted in the areas in which it could mine with varying ore availability due to delays encountered in relocating the old Dolores Village and pre-stripping required to access ore in phases 2 and 3 of the open pit. As a result, gold and silver grades fluctuated significantly quarter by quarter through 2010. With the village relocated and pre-stripping activities well advanced, ore availability increased significantly and gold grade escalated from the low grades experienced during the first quarter of 2010. Silver grades have also generally increased with the advancement of phase 2 and phase 3 in the open pit.

Gold and Silver Recovery

Recovery of gold and silver from the leach pad is primarily driven by ore type and the duration ore is under leach. With respect to gold, the majority of recoverable gold ounces stacked on the leach pad are recovered over approximately three months of leaching. The silver leach cycle is substantially longer with the majority of recovery occurring over the course of approximately one year under leach. Refinement of the leach pad chemistry in the second quarter of 2010 has resulted in more rapid silver recovery which, in combination with higher grades, has resulted in increasing silver production through the first half of 2011. Gold and silver recovery was limited during the third and fourth quarters of 2010 as a result of reduced leaching due to the tear in the liner of the phase 1 leach pad.

Management’s Discussion & Analysis	7	Minefinders Corporation Ltd.

Production Costs

Production costs reflect the mining, processing and general and administration expenses incurred in the production of gold and silver. The majority of these costs are represented by mine site payroll and contracts for services such as equipment maintenance. Consumption materials such as fuel, reagents and spares and an allocation of non-cash share-based compensation make up the remaining balance. Gross production costs recorded to the income statement are adjusted for changes in inventory and, excluding allocated share-based compensation costs, used in the calculation of operating and total cash cost per ounce. Gross production costs before inventory adjustments can vary on a quarter by quarter basis, subject to the operating plan, changes in input costs and foreign currency fluctuations. Cost per gold equivalent ounce produced varies based on production costs net of inventory adjustments and sales volume during the period. While the Company has experienced increasing production cost pressure in 2011, the Company believes there are cost saving opportunities that can be realized and is continuously working to manage and reduce gross operating costs.

Gold and Silver Prices

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations. The Company has never engaged in any hedging to reduce its exposure to commodity risk.

Gold and silver prices below are the afternoon fix as published by the London Bullion Market Association:

		June 30,	March 31,	Dec 31,	Sept 30,	June 30, 2010
		2011	2011	2010	2010
Gold	End of quarter	$1,505.50	$1,439.00	$1,410.25	$1,307.00	$1,244.00
	Quarter high	1,552.50	1,447.00	1,421.00	1,307.50	1,256.00
	Quarter low	1,418.00	1,319.00	1,313.50	1,158.00	1,123.50
	Average	1,506.13	1,386.27	1,367.68	1,226.79	1,196.74
Silver	End of quarter	35.02	37.87	30.63	22.07	18.74
	Quarter high	48.70	37.87	30.70	22.07	19.64
	Quarter low	32.50	26.68	21.95	17.55	17.36
	Average	37.96	31.86	26.43	18.96	18.33

Management’s Discussion & Analysis	8	Minefinders Corporation Ltd.

Production Results

Production Summary
	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Gold ounces produced	19,571	13,783	37,383	32,561
Silver ounces produced	1,004,739	277,147	1,961,499	522,233

Ore tonnes mined	2,060,024	1,868,877	3,782,451	3,052,098
Waste tonnes mined (1)	4,652,173	3,431,450	7,118,989	7,335,283
Total tonnes mined(1)	6,712,197	5,300,327	10,901,440	10,387,381
Strip ratio (waste to ore)(1)	2.26	1.84	1.88	2.40

Ore tonnes stockpiled (removed from stockpile)	540,021	283,859	744,084	18,823

Ore tonnes stacked on the pad	1,513,498	1,567,534	3,075,643	3,005,655
Average gold grade per tonne stacked(2)	0.49	0.45	0.52	0.41
Average silver grade per tonne stacked(2)	40.85	36.01	46.01	28.79

(1)	Excludes nil (2010 – 1,978,367) and 2,823,218 (2010 – 4,107,791) capitalized pre-stripping tonnes mined during the three and six-month periods, respectively.
(2)	Grams per tonne.

Gold and, more significantly, silver production increased in the second quarter and six-month period of 2011 as compared to the second quarter and six-month period of 2010 primarily due to higher average gold and silver grades stacked to the leach pad in immediately preceding quarters. Further, second quarter production in 2010 was negatively affected by remediation work on a tear in the phase 1 leach pad which required cessation of leaching on affected areas of the pad.

Ore tonnes crushed and stacked amounted to approximately 1.51 million tonnes in the second quarter of 2011, down from approximately 1.57 million tonnes in the second quarter of 2010. For the six-month period, crusher throughput was 3.1 million tonnes, substantially consistent with 3.0 million tonnes in 2010. Second quarter crusher throughput was lower than the prior year and the first quarter of 2011 due to a planned one week shut-down of the circuit for comprehensive maintenance. Planned throughput for 2011 is 5.9 million tonnes.

Gold and silver grades of ore stacked to the leach pad averaged 0.49 grams per tonne and 40.85 grams per tonne, respectively, in the second quarter of 2011 as compared to 0.45 grams per tonne and 36.01 grams per tonne in the second quarter of 2010. For the six-month period, gold and silver grades of ore stacked to the leach pad averaged 0.52 grams per tonne and 46.01 grams per tonne, respectively, compared to 0.41 grams per tonne and 28.79 grams per tonne in 2010. Gold and silver grades stacked in 2011 are substantially consistent with plan and increased from the prior year primarily due to sequencing in the open pit and mining practice improvements designed to decrease dilution. In addition, during the first quarter of 2010, lower grade stockpiled tonnes were processed to supplement the deficit in mined ore tonnes realized from the initial benches in phase 2 of the open pit where there was a higher initial strip ratio.

Management’s Discussion & Analysis	9	Minefinders Corporation Ltd.

Financial Results

Financial results comparing the second quarter and six-month period of 2011 to the second quarter and six-month period of 2010 are as follows:

Sales and Operating Costs Summary

In millions, except ounces and per ounce amounts.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Gold ounces sold	20,772	14,073	37,763	33,757
Silver ounces sold	1,087,732	266,129	1,971,492	526,797
Gold equivalent ounces sold(1)	48,578	18,256	86,276	41,907

Gold revenue	$31.3	$16.6	$54.9	$38.6
Silver revenue	41.8	5.0	70.5	9.4

Total revenue	73.1	21.6	125.4	48.0
Production costs	22.3	11.2	40.2	25.6
Royalties	1.8	0.6	3.2	1.4

Operating cash cost per gold equivalent ouncesold(2)	460	597	466	604
Total cash cost per gold equivalent ouncesold(2)	497	630	503	637
Operating cash cost per gold ounce, net ofsilver credit(2)	(937)	419	(803)	471
Total cash cost per gold ounce, net of silvercredit(2)	(850)	462	(718)	512

(1)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the second quarter and six-month period of 2011 were estimated using a 39 to 1 and 41 to 1 silver to gold ratio, respectively (2010 – 64 to 1 and 65 to 1 silver to gold ratio, respectively).

(2)	See the Supplementary Financial Measures section on page 23.

Revenue

Revenue of $73.1 million in the second quarter of 2011 resulted from the sale of 20,772 ounces of gold and 1,087,732 ounces of silver at realized prices of $1,507 per ounce of gold and $38.43 per ounce of silver. Revenue of $125.4 million in the six-month period of 2011 resulted from the sale of 37,763 ounces of gold and 1,971,492 ounces of silver at realized prices of $1,454 per ounce of gold and $35.76 per ounce of silver. The increase in revenue in 2011 from $21.6 million in the second quarter of 2010 and $48.0 million for the six-month period of 2010 is due to higher volume of gold and silver sales and higher average realized prices.

Management’s Discussion & Analysis	10	Minefinders Corporation Ltd.

Production Costs

In millions except per tonne amounts.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Mining costs(1)	$12.5	$7.2	$19.7	$13.3
Processing costs	8.6	5.7	15.6	11.0
Mine general and administrative costs	4.7	3.5	9.1	6.6
Share-based compensation included in production costs	-	0.3	-	0.3
Change in inventory	(3.5)	(5.5)	(4.2)	(5.6)
Production costs	22.3	11.2	40.2	25.6
Mining cost per tonne mined (ore and waste)	1.88	1.36	1.81	1.28
Mining cost per ore tonne mined	6.11	3.85	5.21	4.36
Processing cost per ore tonne stacked	5.65	3.64	5.06	3.66
Mine general and administrative cost per ore tonne stacked	3.11	2.23	2.97	2.20
Cost per ore tonne stacked(2)	14.87	9.72	13.23	10.21

(1)	Excludes capitalized pre-stripping costs of $nil (2010 - $2.0 million) in the three-month period and $4.7 million in the six-month period (2010 – $4.6 million).
(2)	Reflects total cost per ore tonne stacked to the leach pad excluding cost of ore stockpiled or removed from stockpile during the period.

In the second quarter and six-month period of 2011, mining cost per tonne of ore and waste mined was $1.88 and $1.81, respectively, compared with $1.36 and $1.28 for the same periods of 2010. The increase in mining cost per tonne compared with 2010 is primarily attributable to the introduction of reverse circulation drilling to assist in ore definition, higher maintenance costs and longer hauls. The mining cost per ore tonne mined was $6.11 in the second quarter and $5.21 in the six-month period, compared with $3.85 and $4.36 for the same periods in 2010. The increase in the cost per ore tonne mined in the second quarter as compared to the prior year is due to a higher strip ratio and higher per tonne mining costs. The increase for the six-month period of 2011 as compared to 2010 is due to higher per tonne mining costs partially offset by a lower strip ratio.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $5.65 in the second quarter of 2011 compared to $3.64 for the second quarter of 2010. Processing cost per tonne of ore stacked was $5.06 for the six-month period of 2011 compared to $3.66 in 2010. Processing costs for the second quarter and six-month period include approximately $0.9 million and $1.7 million in incremental costs, respectively, incurred on remediation activities on the phase 1 leach pad recorded to processing costs. Processing cost per tonne stacked during the six-month period in 2011 was positively affected by slightly higher crusher throughput as compared to the same period in 2010 offset by the higher gross processing costs attributable in part to the remediation activities on the phase 1 leach pad.

In the second quarter and six-month period of 2011, mine general and administrative cost per tonne of ore stacked was $3.11 and $2.97 respectively, compared with $2.23 and $2.20 for the same periods in 2010. Mine general and administrative costs have generally increased in 2011 with the higher general and administrative costs for the six-month period of 2011 being partially offset by the higher crusher throughput as compared to the previous year.

Management’s Discussion & Analysis	11	Minefinders Corporation Ltd.

In addition to the discussion above, production costs have generally increased in 2011 as compared to 2010. Peso denominated mining, processing and general and administrative costs have increased due to the strengthening of the Mexican Peso in 2011 against the US dollar as compared to 2010. In addition, costs related to reagents and other consumables have increased in 2011 as compared to 2010.

The change in inventory charged to operations represents the net effect of additions to ore stockpiles, work in process and finished goods inventory less inventory processed during the period.

Cash operating cost per gold equivalent ounce sold was $460 in the second quarter of 2011 compared with $597 in the second quarter of 2010. Operating cash cost per gold equivalent ounce was $466 in the six-month period of 2011 compared to $604 in the same period in 2010. Operating cash cost per ounce was positively affected by the higher gold equivalent production during the second quarter and six-month period in 2011, driven by higher silver production and supplemented by a lower silver to gold ratio based on sales proceeds received.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores Mine. Royalties totalled $1.8 million and $3.2 million in the second quarter and six-month period of 2011, respectively, an increase from $0.6 million and $1.4 million in the same periods of 2010 due to higher gold and silver prices and higher gold and silver production in 2011.

Royalties represent a cash cost of $37 per gold equivalent ounce sold during the second quarter and six-month period of 2011 compared to $33 per gold equivalent ounce sold during the same periods of 2010.

Amortization and Depletion

Amortization and depletion increased to $5.1 million and $9.4 million in the second quarter and six-month period of 2011, respectively, from $2.4 million and $6.1 million in the same periods of 2010 on higher volume of gold and silver sales in 2011 as compared to 2010.

Exploration

Exploration expense for the second quarter and six-month period was $1.3 million and $2.4 million, respectively, in 2011, compared with $1.8 million and $3.2 million for the same periods in 2010. Exploration expense in 2010 includes $0.5 million in share-based compensation costs in the three and six month periods. No such costs were incurred in the same periods in 2011. Excluding share-based compensation costs, exploration expense for the three and six month periods is substantially consistent with the prior year.

Exploration expense relates to expenditures incurred prior to the date of a positive economic analysis on a mineral property or where there is insufficient evidence that the expenditure will result in a future economic benefit to the Company. Exploration drilling in 2011 has focused on the La Virgina property where a 12,750 metre drill program is progressing.

Management’s Discussion & Analysis	12	Minefinders Corporation Ltd.

Addition exploration activity during the second quarter includes reverse circulation drilling at the Babicanora and La Capulin projects and grid sampling at the Tepehuahje and Las Cruces projects.

Corporate Administration

Corporate administration expense for the second quarter and six-month period was $1.6 million and $3.5 million, respectively, in 2011, compared with $3.1 million and $5.1 million for the same periods in 2010. Corporate administration costs in 2010 include $1.6 million in share-based compensation costs in the three and six month periods. No such costs were incurred in the same periods in 2011. Excluding share-based compensation costs, corporate administration costs for the three and six month periods are substantially consistent with the prior year. Corporate administration costs include corporate compensation, legal and regulatory expenses, investor relations, travel and other general and administrative expenses.

Finance Income

Finance income is primarily comprised of interest on cash and cash equivalents, short term investments and on value added tax recovered in Mexico. Finance income in the second quarter and six-month period was $0.2 and $0.5, respectively, in 2011 compared with $0.1 million and $0.1 million for the same periods in 2010. The increase from 2010 is primarily a result of higher consolidated cash equivalents and short-term investment balances.

Finance Expense

Finance expense totaled $2.9 million in the second quarter of 2011 and $5.5 million in the six-month period as compared to $2.7 million and $5.5 million, respectively, in the second quarter and six month period of 2010. Finance expense consists of the following:

In millions.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Unwinding of convertible note discount	$1.5	$1.6	$2.8	$3.3
Interest on convertible note	1.1	0.9	2.1	1.9
Unwinding of discount on closure and reclamation provision	0.1	0.1	0.1	0.1
Other finance expense	0.2	0.1	0.5	0.2

Total finance expense	$2.9	$2.7	$5.5	$5.5

The Company has unsecured senior convertible notes outstanding with a face value of $88.3 million with an interest rate of 4.5% of which $36.2 million mature December 15, 2015 and $52.1 million mature on December 15, 2011 (the “Notes”). The interest and principal portion of the Notes is classified as a debt liability and the portion relating to the conversion feature is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the recorded debt liability to repay the Notes is lower than its face value. The $8.6 million aggregate difference between the carrying value and the face value of the Notes, characterized as the note discount, is charged to operations and added to the debt liability over the terms of the Notes using the effective interest rate method. The cost associated with the unwinding of the aggregate convertible note discount was $1.5 million in the second quarter and $2.8 million in the six-month period of 2011, compared with $1.6 million in the second quarter and $3.3 million in the six-month period of 2010. The decrease in 2011 is due to a decrease in the effective interest rate as a result of the exchange transaction discussed below under “Long-Term Debt”.

Management’s Discussion & Analysis	13	Minefinders Corporation Ltd.

The Company’s environmental permit requires that it reclaim any land it disturbs during mine construction and operation. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to June 30, 2011, to be $7.3 million, an increase from $7.0 million at December 31, 2010.

Other finance expense primarily related to amounts incurred with respect to the Company’s revolving credit facility with Scotia Capital. Interest is paid on the balance, if any, outstanding on the revolving credit facility. In addition, standby fees are paid on the undrawn portion. In the second quarter and six-month period of 2011, other finance expense totaled $0.2 million and $0.5 million, respectively, compared with $0.1 million and $0.2 million in the same periods in 2010. The increase in 2011 is a result of a higher average balance of amounts outstanding on the revolving credit facility during the first quarter of 2011.

Change in Fair Value of Derivative Liabilities

The Company’s warrants and the conversion feature of the convertible notes are accounted for as derivative liabilities with changes in fair value recorded to net income. The fair value of the warrants is determined based on the warrant price as reported by the Toronto Stock Exchange. The fair value of the conversion feature is determined using a valuation model that combines certain assumptions, including volatility and price of the Company’s common shares, and a credit spread term structure with reference to the corresponding value of the debt component of the convertible notes. Generally, an increase in the price of the Company’s outstanding common stock over a reporting period will result in an increase to the derivative liabilities related to both the warrants and the conversion feature of the notes with a corresponding charge to earnings. A decrease in the price of the Company’s outstanding common stock over a reporting period will typically result in a decrease to the derivative liabilities related to both the warrants and the conversion feature of the notes with a corresponding credit to earnings.

The change in fair value of derivative liabilities resulted in a credit to earnings of $3.9 million in the second quarter in 2011 and a charge to earnings of $12.8 million for the six-month period. This compares to a credit of $3.7 million during the second quarter of 2010 and a credit of $15.1 million for the six-month period. The second quarter credit in 2011 consisted of $1.7 million related to the warrants (2010 credit -$0.6 million) and $2.2 million related to the conversion feature of the convertible notes (2010 credit - $3.1 million). The six-month charge consisted of $7.4 million related to the warrants (2010 credit - $5.0 million) and $5.4 million related to the conversion feature of the convertible notes (2010 credit - $10.1 million).

Foreign Exchange

The Company recorded a $0.8 million foreign exchange gain in the second quarter of 2011, compared with a nominal loss of $0.1 million in the second quarter of 2010. For the six-month period, the Company recorded a $4.1 foreign exchange gain in 2011 compared with a $0.1 loss in 2010. The foreign exchange gain for both periods in 2011 primarily resulted from the increased value of the Canadian dollar against the US dollar applicable to the Company’s Canadian cash balances which has also increased as compared to the prior year.

Management’s Discussion & Analysis	14	Minefinders Corporation Ltd.

Income Taxes

Income tax expense in the second quarter of 2011 was $12.4 million, up from $0.5 million income tax expense in the second quarter of 2010. Income tax expense in the six-month period was $20.1 million in 2011, up from $2.3 million in 2010. The increase in income tax expense is primarily due to the $11.6 million increase in the deferred tax liability over the six-month period as the Company utilizes loss carry forwards on taxable income earned in Mexico related to the Dolores Mine. Income tax expense in the second quarter and six-month period also includes certain current taxes in Mexico.

Capital Resources and Liquidity

Working Capital

At June 30, 2011, the Company had $221.2 million in cash, cash equivalents and short-term investments, up from $166.9 million as at December 31, 2010, and working capital of $214.9 million, up from $167.4 million as at December 31, 2010. The primary reason for the increase in working capital was cash flow from operations of $74.9 million and $8.8 million from the issue of equity during the first two quarters of 2011, partially offset by capital expenditures of $13.5 million and the payment of $17.0 million on the Company’s revolving credit facility.

Accounts receivable as at June 30, 2011, totaled $7.6 million, up from $7.3 million as at December 31, 2010. Of the June 30, 2011 receivables, $6.8 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities (December 31, 2010 - $6.5 million).

Inventory as at June 30, 2011 totaled $55.1 million, up from $49.5 million as at December 31, 2010. Inventory is comprised of supplies, ore stockpiles, work in process and finished goods. Work in process is the most significant component of inventory and includes crushed ore, ore on leach pads and material in the final process of conversion to doré. Work in process as at June 30, 2011 totalled $44.8 million, up from $41.8 million as at December 31, 2010. Work in process inventory includes 30,648 ounces of recoverable gold and 3,312,344 ounces of recoverable silver, up from 29,491 ounces and 3,062,564 ounces, respectively, at December 31, 2010. The increase in work in process inventory primarily reflects gold equivalent ounces stacked exceeding ounces recovered during the six-month period of 2011.

Cash Flow

Consolidated statements of cash flows are presented in the financial statements on a year-to-date basis under IFRS. The Company believes cash flow information on a quarterly basis is useful to users of the financial statements and so has included summary cash-flow detail for the second quarter in the discussion below. See page 24 for the reconciliation of operating cash flows for the three and six-month periods.

Operating cash flow before changes in non-cash working capital for the second quarter of 2011 increased to $46.0 million, compared with $6.4 million in the second quarter of 2010. Operating cash flow before non-cash changes in working capital in the six-month period increased to $77.2 million in 2011 from $13.0 million in 2010. The increase is due to increased proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow.

Management’s Discussion & Analysis	15	Minefinders Corporation Ltd.

Cash flow provided by operations after changes in working capital in the second quarter of 2011 was $43.7 million, compared with cash flow provided by operations of $1.5 million in the second quarter of 2010. Operating cash flow after changes in working capital in the six-month period increased to $74.9 million in 2011 from $6.5 million in 2010. See page 24 for a reconciliation of operating cash flow before changes in working capital to cash flow provided by or used in operations after changes in non-cash working capital.

Cash flow provided by investing activities was $15.6 million in the second quarter of 2011 as compared to cash flow used in investing activities of $7.6 million in the second quarter of 2010. Cash flow provided by investing activities was $6.7 million in the six-month period of 2011 as compared to cash flow used in investing activities of $16.4 million in the six-month period of 2010. Cash flows provided by investing activities in the six month period were primarily driven by the redemption of $40.2 million of short-term investments partially offset by the purchase of $20.0 million in short-term investments and expenditures of $13.5 million in the purchase of mineral property, plant and equipment. Expenditures on mineral property, plant and equipment in 2011 were primarily directed at pre-stripping in the open pit, dam and leach pad construction and equipment purchases. The $16.4 million in expenditures on mineral property, plant and equipment in the same period in 2010 were primarily directed at leach pad expansion, bypass road construction, and pre-stripping activities in the open pit.

Cash flows provided by financing activities in the second quarter of 2011 totaled $4.9 million compared to $0.7 million provided by financing activities in the second quarter of 2010. Cash flows used in financing activities in the six-month period of 2011 totaled $8.2 million compared to $0.8 million provided by financing activities in the same period in 2010. Financing activities in the six-month period in 2011 include a payment of $17.0 million on the Company’s revolving credit facility partially offset by net proceeds of $8.8 million on the issue of common shares due to the exercise of stock options and warrants (see Share Capital Transactions on page 17).

Long-Term Debt

In December 2010, the Company renewed its $50 million revolving credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). The renewal was structured as an amendment to the existing credit agreement with BNS and extended the term of the revolving credit facility an additional three years to December, 2013.

At December 31, 2010, $17.0 million was outstanding on the credit facility. During the first quarter of 2011, the $17.0 million balance outstanding was paid in full with the full $50 million available as at June 30, 2011.

At June 30, 2011, the Company had unsecured senior convertible notes outstanding as follows:

  Notes with a face value of $52.1 million and an interest rate of 4.5% maturing on December 15, 2011 (the “2011 Notes”) convertible, subject to adjustment, into 4,784,833 common shares of the Company. The debt portion of the 2011 Notes is classified as a current liability on the face of the March 31, 2011 balance sheet.

  Notes with a face value of $36.2 million and an interest rate of 4.5% maturing on December 15, 2015 (the “2015 Notes”) convertible, subject to adjustment, into 3,027,152 common shares of the Company.

The Company has the option to use cash to settle all or a portion of the shares issuable in respect of both the 2011 Notes and the 2015 Notes. The obligation would in this instance be settled referencing the fair value of the shares at the time of any conversion.

Management’s Discussion & Analysis	16	Minefinders Corporation Ltd.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at June 30, 2011 is as follows:

		Payments Due by Period (in millions)
		Less Than			After 5
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	Years
Long-term debt obligations (1)	$96.8	$54.9	$3.2	$38.7	$0.0
Operating leases (2)	0.2	0.2	0.0	0.0	0.0
Asset retirement obligation (3)	11.1	0.0	0.0	0.0	11.1

Total	$108.1	$55.1	$3.2	$38.7	$11.1

(1)	Includes principal and interest of the 2011 and 2015 convertible notes.
(2)	Includes existing leases without extensions.
(3)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Share Capital Transactions

During the second quarter of 2011, 693,701 shares of the Company were issued on the exercise of stock options and warrants for net proceeds of $4.9 million (2010 – 171,637 shares issued for net proceeds of $0.7 million). In the six-month period, 1,114,939 shares (2010 – 181,637 shares) of the Company were issued on the exercise of stock options and warrants for proceeds of $8.8 million (2010 - $0.8 million).

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, convertible notes, the balance, if any, outstanding on the revolving credit facility and derivative liabilities associated with outstanding warrants and the conversion feature of the convertible notes.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, equity risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At June 30, 2011, the Company has not entered into any derivative contracts. At June 30, 2011, the Company had $193.9 million in US dollar denominated bank deposits, US$23.3 million in Canadian dollar denominated bank deposits and US$4.0 million in Mexican peso denominated bank deposits.

Management’s Discussion & Analysis	17	Minefinders Corporation Ltd.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility, if any, is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Fair value changes in the Company’s derivative liabilities related to the outstanding warrants and the conversion feature of the convertible notes are subject to equity price risk. Changes in the market price of the Company’s publicly traded warrants may have a material effect on the fair value of the associated derivative liability and on net income. Changes in the market price of the Company’s publicly traded common shares may have a material effect on the fair value of the conversion feature of the convertible notes and on net income. Changes in these derivative liabilities can have a material effect on the Company’s profit and loss in a reporting period.

Outstanding Share Data

As at August 2, 2011 there were:

  81,211,845 common shares issued and outstanding

  95.2 million common shares fully diluted, including:

  1,960,000 stock options outstanding with exercise prices ranging between CDN$8.76 and CDN$12.46 per share, all of which are vested;

  4,176,050 share purchase warrants outstanding with an exercise price of CDN$5.00 per share, all of which are vested;

  4,784,833 common shares that can be converted from convertible notes totaling $52.1 million. The notes are convertible at a rate of 91.9118 common shares per $1,000 principal amount of notes equal to $10.88 per share, subject to adjustment; and

  3,027,152 common shares that can be converted from convertible notes totaling $36.2 million. The notes are convertible at a rate of 83.5422 common shares per $1,000 principal amount of notes equal to $11.97 per share, subject to adjustment.

Accounting Principles

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Management’s Discussion & Analysis	18	Minefinders Corporation Ltd.

Changes in Accounting Policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises were required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and commenced reporting under IFRS effective the quarter ended March 31, 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP has affected the Company’s reported financial position and results of operations and the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures. In addition, on conversion to reporting in accordance with IFRS, the Company is no longer required to include a reconciliation to US GAAP in the financial statements and will no longer be including this reconciliation in its financial statements.

The Company’s conversion plan to IFRS consisted of four primary stages including planning, assessment, design and implementation with periodic meetings with the Audit Committee to report progress and findings. The Company has completed the conversion plan and is reporting in accordance with IFRS. This will include ongoing monitoring of changes in IFRS, the potential or probable effects of which will be evaluated and disclosed as applicable.

The areas noted below had the most significant effect on financial reporting. Note 15 to the Financial Statements includes additional detail on the financial statement and accounting effect of the transition to IFRS.

First time adoption

The Company’s adoption of IFRS required application of IFRS 1 which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the transition date retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following represent the optional exemptions that the Company has applied:

Borrowing costs – IFRS 1 permits the Company to apply IAS 23 Borrowing Costs prospectively from the transition date rather than retrospectively restate borrowing costs previously expensed to comply with IFRS requirements to capitalize borrowing costs for qualifying assets. The Company has elected this exemption and no adjustment was required on transition with respect to previously expensed borrowing costs.

Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company has elected this exemption. There is no difference between Canadian GAAP and IFRS on transition with respect to share-based payments.

Foreign currency translation differences – IFRS 1 permits the Company to transfer foreign currency translation difference recognized as a separate component of equity to deficit on the transition date. The Company has elected this exemption and reclassified $5.1 million from accumulated other comprehensive income under Canadian GAAP to the deficit under IFRS.

Provision for closure and reclamation

Management’s Discussion & Analysis	19	Minefinders Corporation Ltd.

Under IFRS, a change in the current market-based discount rate will result in a change in the measurement of the closure and reclamation provision whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for closure and reclamation has been re-measured using the discount rate in effect at the transition date and an adjustment has been recorded to the corresponding asset.

Warrants

Under IFRS, warrants with exercise prices denominated in a currency other than the functional currency of the issuer must be classified as liabilities and recognized at fair value with changes in fair value reflected through profit or loss. The Company’s outstanding warrants have an exercise price denominated in Canadian dollars and the functional currency of the Company is the US dollar. Therefore, under IFRS the warrants are recognized as a liability at fair value with the same fair value changes reflected through profit or loss. This change, because of the volatility in the Company’s underlying common share price, has increased the volatility in the total liabilities of the Company and in profit and losses from reporting period to period under IFRS.

Mineral property, plant and equipment

IFRS requires entities to componentize all assets and record amortization on a component-by-component basis. The Company conducted an assessment on all long-lived assets for their major components in order to determine if a difference exists between Canadian GAAP values and IFRS values. The Company has concluded that there is not a significant difference between Canadian GAAP and IFRS on transition as a result of this accounting difference.

Convertible notes

Under IFRS, the issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative measured at fair value on initial recognition. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date. The Company has the option to settle in cash upon conversion of the outstanding convertible notes. Accordingly, the Company has recorded an opening IFRS balance sheet adjustment to account for the convertible debt as a liability with an embedded derivative component measured at fair value as at the balance sheet date. This change has increased the volatility in the total liabilities of the Company and in profit and loss from reporting period to period under IFRS.

Deferred income taxes

Under IFRS, tax basis in a jurisdiction in which the currency for tax purposes differs from the functional currency of the taxable entity must be retranslated to the functional currency at each reporting date using the current exchange rate. Accordingly, under IFRS this translation difference may create temporary differences on which deferred tax may be recognized through profit and loss. Under Canadian GAAP, tax basis is translated at the historic exchange rate at the time the tax basis was created and no such taxable temporary differences are created on translation. This change has increased the volatility in the deferred tax liability of the Company and in profit and loss from reporting period to period under IFRS.

Management’s Discussion & Analysis	20	Minefinders Corporation Ltd.

In addition, under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. Accordingly, on transition to IFRS, a tax liability associated with an asset that did not constitute a business combination was reversed with an associated reduction of mineral property.

Financial statement presentation

The presentation of the cash flow statement in accordance with IFRS differs from the presentation of the cash flow statement in accordance with Canadian GAAP. The changes made to the statements of financial position and statements of income and comprehensive income have resulted in reclassifications of various amounts on the statement of cash flows. However, as there have been no changes to the total operating, financing or investing cash flows, no reconciliations have been provided in the Financial Statements. The classification of certain items within the statement of income and comprehensive income has also been adjusted with no net effect to net income or loss. Most significantly, unwinding of the convertible note discount, unwinding of the closure and reclamation provision discount, interest expense and finance fees as previously reported under Canadian GAAP have been aggregated into finance expense on the statement of income and comprehensive income under IFRS and reported separately for disclosure purposes in note 13 to the Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires the Company to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write down the recorded value of work in process inventory.

Remediation work on the tear in the phase 1 leach pad liner commenced in the third quarter of 2010 and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear. The remediation work negatively affected production of gold and silver in the third and fourth quarters. Management expects that recoverable gold and silver on the phase 1 leach pad will be recovered near-term through the transfer of non-irrigated ore from the phase 1 pad to the phase 2 pad for leaching and then by commencement of leaching on the phase 1 pad on completion of remediation activities. No write-down of the recorded value of work in process inventory has been recorded at June 30, 2011. However, a write-down may become necessary if the expected recovery of the gold and silver on the phase 1 pad proves to be inaccurate.

Management’s Discussion & Analysis	21	Minefinders Corporation Ltd.

In each reporting period, the Company assesses the carrying amounts of non-financial assets, which consist primarily of mineral properties, plant and equipment to determine whether whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If any such indication exists, then the recoverable amount of the asset is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash-generating unit”). This generally results in the Company evaluating its non-financial assets on a mine by mine basis. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Impairment losses recognized in prior periods are also assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reduced if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

A provision for site closure and reclamation is recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal or constructive obligation first arises, not when the actual expenditures are made. Such obligations are based on estimated future cash flows discounted at a rate specific to the liability. The closure and reclamation cost is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for items such as changes in the amount and timing of the expected cash expenditures or in the discount rate. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology and the increase is charged against earnings. The determination of closure and reclamation provisions includes estimates of current regulatory requirements, costs to settle the obligation, timing of expenditures, applicable interest rates and disturbance to date. Revisions to these estimates may result in an increase or decrease to recorded closure and reclamation provisions.

The Company determines the fair value of the debt liability component of its convertible notes at inception and the derivative component at inception and subsequent reporting periods. The derivative component, representing the fair value of the conversion feature, is a calculated amount not based on historical cost, but on data and assumptions introduced to an option pricing model such as the current price of the Company’s common shares, an estimate of the average expected hold period of the convertible notes before exercise, the expected volatility of the Company’s share price in the expected hold period and other applicable variables. The carrying value of the debt liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the derivative and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the fair value of the derivative liability associated with the Company’s outstanding warrants. The warrants are publicly traded and, as there is an active and liquid market for the warrants on the Toronto Stock Exchange (the “TSX”), the fair value of the derivative liability associated with the warrants is based on the prices reported on the TSX.

Management’s Discussion & Analysis	22	Minefinders Corporation Ltd.

The Company determines the fair value of stock option compensation based on data and assumptions introduced to an option pricing model such as the current price of the Company’s common shares, an estimate of the average expected hold period of issued stock options before exercise, expiry or cancellation, the expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference) and other applicable variables. Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

The Company records deferred income taxes using the balance sheet liability method. The Company’s deferred income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Deferred tax assets are recognized only to the extent that, in the opinion of management, it is probable that the benefit of the deferred income tax assets will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. Deferred income taxes also incorporate management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Supplementary Financial Measures

Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-IFRS measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce.

Management’s Discussion & Analysis	23	Minefinders Corporation Ltd.

Reconciliation of Operating and Total Cash Costs to Financial Statements

In millions of dollars, except ounces and per ounce amounts.

		Three months ended		Six months ended
			June 30,		June 30,
		2011	2010	2011	2010
Operating Cash Costs
	Production costs per financial statements	22.3	11.2	40.2	25.6
Less	Share-based compensation included in production
	costs (non-cash)	-	(0.3)	-	(0.3)
	Cash production costs	22.3	10.9	40.2	25.3
Divided by	Gold equivalent ounces sold	48,578	18,256	86,276	41,907

	Operating cash cost per gold equivalent ounce sold	460	597	466	604

Total Cash Costs
	Cash production costs	22.3	10.9	40.2	25.3
Add	Royalties	1.8	0.6	3.2	1.4
	Total cash costs	24.1	11.5	43.4	26.7
Divided by	Gold equivalent ounces sold	48,578	18,256	86,276	41,907

	Total cash cost per gold equivalent ounce sold	497	630	503	637

Operating Cash Costs, Net of Silver Credit
	Cash production costs	22.3	10.9	40.2	25.3
Less	Proceeds from silver sales	(41.8)	(5.0)	(70.5)	(9.4)
	Total production cash costs, net of silver sales	(19.5)	5.9	(30.3)	15.9
Divided by	Gold ounces sold	20,772	14,073	37,763	33,757

	Operating cash cost per gold ounce sold	(937)	419	(803)	471

Total Cash Costs, Net of Silver Credit
	Total cash costs	24.1	11.5	43.4	26.7
Less	Proceeds from silver sales	(41.8)	(5.0)	(70.5)	(9.4)
	Total cash costs, net of silver sales	(17.7)	6.5	(27.1)	17.3
Divided by	Gold ounces sold	20,772	14,073	37,763	33,757

	Total cash cost per gold ounce sold	(850)	462	(718)	512

Reconciliation of Operating Cash Flows

The Company uses operating cash flow before changes in working capital as a supplemental financial measure in its evaluation of liquidity. The Company believes that adjusting for the changes in non-cash working capital items due to timing issues assists in making liquidity assessments.

In millions of dollars.

	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
Operating cash flow before changes in working capital	46.0	6.4	77.2	13.0
Change in non-cash working capital balances:
Accounts receivable	2.6	(1.0)	(0.3)	(3.7)
Inventory	(4.3)	(5.2)	(5.1)	(4.5)
Prepaid expenses	(0.1)	1.6	0.1	1.5
Accounts payable and accrued liabilities	(0.5)	(0.3)	3.0	0.2

Cash provided by operations	43.7	1.5	74.9	6.5

Management’s Discussion & Analysis	24	Minefinders Corporation Ltd.

Reconciliation of Adjusted Net Income to Financial Statements

The Company uses adjusted net income as a supplemental financial measure in its evaluation of income during a period. The Company believes that adjusting for items including changes in the fair value of derivative liabilities and other unusual or non-recurring items assists in making assessments of net income for the period.

In millions of dollars.

	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
Adjusted net income	26.6	(0.7)	45.6	(1.2)
Reconciling items:
Change in fair value of derivative liabilities	3.9	3.7	(12.8)	15.1

Net income and comprehensive income for the period	30.5	3.0	32.8	13.9

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions during the second quarter or six-month period of 2011.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this discussion and analysis, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Controls Over Financial Reporting

While the Company’s internal control over financial reporting has been modified in the transition to IFRS, there has been no change in the Company's internal control over financial reporting during the period ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management’s Discussion & Analysis	25	Minefinders Corporation Ltd.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

This discussion and analysis contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 which is incorporated by reference herein and available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Risks and Uncertainties

The Company is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political, economic and social conditions in Mexico; difficulties with the operation of the Dolores Mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Note to US Investors

Management’s Discussion & Analysis	26	Minefinders Corporation Ltd.

This discussion and analysis has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Management’s Discussion & Analysis	27	Minefinders Corporation Ltd.